UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

UNIFIRST RETIREMENT SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2016 and 2015

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the UniFirst Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
UniFirst Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UniFirst Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Newman & Noyes LLC
Manchester, New Hampshire
June 29, 2017

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015

ASSETS

Investments, at fair value:
Mutual funds	$221,174,398	$203,058,453
Stable value collective trust fund	54,828,926	51,381,245
Other collective trust funds	39,777,050	30,726,485
UniFirst Corporation common stock	11,854,829	9,400,345
Interest-bearing cash	1,785,306	298,284

Total investments	329,420,509	294,864,812

Receivables:
Employer contribution	5,134,632	6,700,000
Notes receivable from participants	13,456,031	13,057,331
Other	4,850	4,434

Total receivables	18,595,513	19,761,765

Total assets	348,016,022	314,626,577

LIABILITIES

Accrued expenses	4,850	3,954

Net assets available for benefits	$348,011,172	$314,622,623

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2016 and 2015

	2016	2015
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$21,871,352	$(19,246,418)
Interest and dividends	6,387,442	16,389,678

Total investment income (loss)	28,258,794	(2,856,740)

Interest income on notes receivable from participants	600,223	595,206

Contributions:
Participants	15,332,754	13,380,517
Employer match	7,693,091	7,627,884
Employer discretionary	5,134,632	6,700,000

Total contributions	28,160,477	27,708,401

Total additions	57,019,494	25,446,867

Deductions from net assets attributed to:
Benefit payments	23,514,020	27,084,370
Administrative expenses	116,925	107,750

Total deductions	23,630,945	27,192,120

Increase (decrease) in net assets available for benefits	33,388,549	(1,745,253)

Net assets available for benefits, beginning of year	314,622,623	316,367,876

Net assets available for benefit, end of year	$348,011,172	$314,622,623

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

1.	Description of Plan

The following description of the UniFirst Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the Company) for the benefit of eligible employees employed by UniFirst Corporation, UniFirst Holdings, Inc., UniTech Services Group, Inc., UniFirst First-Aid Corporation, UniFirst Manufacturing Corporation and RC Air, LLC. Bank of America, N.A. (BOA) serves as the Directed Custodial Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees, with full authority to amend the Plan provided that the amendment does not create a fixed contribution obligation, or create significant new responsibilities or obligations of the Company, and to otherwise act in all respects on behalf of the Company, which is the Plan Administrator, as well as the Plan sponsor under the Employee Retirement Income Security Act of 1974 (ERISA). Bank of America Merrill Lynch (BOAML) acts as the Plan’s recordkeeper. The Plan is subject to the provisions of ERISA.

Effective June 28, 2012, participants were no longer eligible to purchase UniFirst Corporation common stock as one of their investment options.

The Plan is considered to be a safe harbor plan for purposes of certain nondiscrimination testing.

Contributions

Participants may elect to make tax deferred contributions up to the maximum allowable of their eligible compensation subject to the limitations established by the Internal Revenue Service (IRS). Participants may elect to rollover distributions from other qualified retirement plans.

The Company made matching contributions to the Plan equal to 100% of each participant’s first 3% of eligible compensation deferred, and then 50% of the next 2% of eligible compensation deferred.

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company. For the years ended December 31, 2016 and 2015, the Company made a discretionary profit sharing contribution of $5,134,632 and $6,700,000, respectively. The allocation method for profit sharing contributions is on a salary ratio basis, with permitted disparity.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

1.	Description of Plan (Continued)

Participation

The Plan includes all employees of the Company and eligible subsidiaries, who have completed 90 consecutive days of employment. Bargaining unit members who have bargained for other coverage are excluded. Effective January 1, 2015, unless otherwise notified by the Company, employees of an acquired business of the Company may commence participating in the Plan upon the one year anniversary of the acquisition.

The Plan requires 1,000 hours of service and last day of the year employment for discretionary contributions, but not for safe harbor matching contributions. There are exceptions to these two requirements for those who have retired on or after age 60, or who died or were permanently disabled during the year. These exceptions have been removed for discretionary contributions made in 2016 and later plan years.

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contribution (b) an allocation of the individual employer matching and/or employer discretionary contribution (c) allocation of forfeitures and (d) allocation of earnings or losses of each fund based on the participants’ relative account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings or losses thereon.

For employer discretionary contributions, a participant is 100% vested after three years of service. In the event of death, retirement on or after age 60, or permanent disability, participants become 100% vested in all account balances.

Forfeitures

Upon termination, participant accounts which are less than 100% vested are forfeited. Forfeitures are allocated to eligible participants similar to the allocation methodology for employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2016 and 2015, forfeited non-vested accounts were $308,203 and $446,150, respectively. Forfeitures allocated to participants during the years ended December 31, 2016 and 2015, were $446,150 and $449,775 respectively.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

1.	Description of Plan (Continued)

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

Benefit payments may be made to participants in a lump sum distribution equal to their vested account balance or an installment payout subject to certain plan provisions.

Participants who are age 65 or older may make in-service withdrawals from their vested accounts limited to one withdrawal per year.

Notes Receivable From Participants

Participants may borrow against their accounts up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants’ wages. The Plan permits a maximum of 2 loans at one time. Loans are due over a minimum of 1 year and maximum of 4-1/2 years. With limited exceptions, loans bear interest at the prime rate, plus 1.50%, as reported by the Federal Reserve Bank at the inception of the loan. As of December 31, 2016, the interest rates on outstanding notes receivable ranged between 4.75% and 5.25% with various maturities through July 2021.

Administrative Expenses

Individual participant accounts are directly charged by BOAML for the processing of participant loans, expediting fees and redemption fees for certain short-term trading infractions. Investment fund management fees are also charged and reduce participant investment return. The Company has currently elected to pay all other Plan expenses. Under the Plan’s arrangement with BOAML, revenue sharing amounts which BOAML receives from underlying investments, to the extent not applied to negotiated administrative fees of BOAML, may be used for Plan administrative expenses and are allocated to participant accounts to the extent not so used.

Plan Amendment and Termination

The Plan may be amended at any time to comply with the Internal Revenue Code (IRC) or ERISA.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, any unvested accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

2.	Summary of Significant Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. See note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants

Notes receivable are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, liquidity and credit risk, among others. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Contributions

Contributions from participants are recorded in the period in which payroll deductions are made. Employer matching contributions are recorded in the same period as the corresponding participant contributions. Other employer contributions are recorded when the Company commits to making the contribution.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

2.	Summary of Significant Policies (Continued)

Benefit Payments

Benefit payments are recorded when paid.

Subsequent Events

Events occurring after the date of the statements of net assets available for benefits are evaluated by management to determine whether such events should be recognized or disclosed in the financial statements. Management has evaluated subsequent events through June 29, 2017, which is the date the financial statements were issued.

3.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of input that may be used to measure fair values are listed below:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the closing price reported in the active market in which the security is traded.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

3.	Fair Value Measurements (Continued)

Stable value collective trust fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units in the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Other collective trust funds: Valued at net asset value based on the market prices of the underlying investments, market interest rates, and discounted cash flow calculations of various investment contracts. Net asset value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments or significant restrictions on redemptions.

UniFirst Corporation common stock: Valued at the last reported sales price for shares actively traded on the New York Stock Exchange on the last day of the Plan year.

Interest-bearing cash: Valued at cost which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, as follows:

	Level 1	Level 2	Level 3	Total Fair Value
2016
Mutual funds	$221,174,398	$—	$—	$221,174,398
UniFirst Corporation common stock	11,854,829	—	—	11,854,829
Interest-bearing cash	1,785,306	—	—	1,785,306

Total assets in the fair value hierarchy	$234,814,533	$—	$—	234,814,533

Stable value collective trust fund measured at net asset value (a)				54,828,926

Other collective trust funds measured at net asset value (a)				39,777,050

Total investments at fair value				$329,420,509

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

3.	Fair Value Measurements (Continued)

	Level 1	Level 2	Level 3	Fair Value
2015
Mutual funds	$203,058,453	$—	$—	$203,058,453
UniFirst Corporation common stock	9,400,345	—	—	$9,400,345
Interest-bearing cash	298,284	—	—	$298,284

Total assets in the fair value hierarchy	$212,757,082	$—	$—	212,757,082

Stable value collective trust fund measured at net asset value (a)				51,381,245

Other collective trust funds measured at net asset value (a)				30,726,485

Total investments at fair value				$294,864,812

(a)
In accordance with ASU 2015-07, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of assets available for benefits.

The following table summarizes the unfunded commitments and redemption terms of assets held in other collective trust funds as of December 31, 2016 and 2015:

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitments	Frequency	Notice Period
December 31, 2016:
Other collective trust funds	$39,777,050	n/a	Daily	n/a

December 31, 2015:
Other collective trust funds	$30,726,485	n/a	Daily	n/a

The investment in the stable value collective trust fund contains several redemption restrictions, including: the right to require a 12-month notice for withdrawal of assets from the stable value collective trust fund initiated by the Company; withdrawals initiated by participants of the Plan will be honored when received on a daily basis unless payments are being delayed to all stable value collective trust fund unit holders as provided the Declaration of Trust; and redemptions by Plan participants to reinvest in options that compete with the stable value collective trust fund. Management deems these events causing any potential delays in redemptions to be remote. There are no unfunded commitments related to the stable value collective trust fund.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

4.	Income Tax Status

The Plan has received a determination letter from the IRS dated May 30, 2017, conditioned on executing a restatement within 90 days under IRC 401(b) procedures. That required restatement was executed on a timely basis (June 6, 2017), and the Plan Administrator accordingly believes that the Plan contains terms which are compliant with the IRC. The Plan is also required to operate in conformity with the IRC to maintain its qualifications. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified.

During 2016, the Plan was also the subject of an IRS audit with respect to Plan operations during 2013 and 2014. The IRS has concluded its audit in early 2017 and has advised that it is satisfied and will not pursue any actions which would result in Plan disqualification or significant penalties.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

5.	Related-Party Transactions

Transactions in shares of UniFirst Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. No shares of UniFirst Corporation common stock have been purchased by participants subsequent to June 28, 2012. During the years ended December 31, 2016 and 2015, sales of UniFirst Corporation common stock approximated $909,000 and $865,000, respectively. At December 31, 2016 and 2015, the Plan held 82,525 and 90,214 shares of UniFirst Corporation common stock representing 3.4% and 3.0%, respectively, of the total net assets of the Plan, respectively. UniFirst paid quarterly dividends on its common stock of $0.0375 per share in 2016 and 2015. These investments and transactions are all participant-directed.

Fees paid to BOAML qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Direct administrative expenses charged to the Plan and paid to BOAML during 2016 and 2015 totaled $116,925 and $107,750, respectively. In addition, loans to participants qualify as party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are reflected as a receivable on the financial statements which is different from the Form 5500 presentation. On the Form 5500, notes receivable are classified as investments under the caption “participant loans.”

UNIFIRST RETIREMENT SAVINGS PLAN

PLAN NO. 001
EIN 04-2103460

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2016

	(b)	(c)	(e)
	Identity of Issue	Description	Current
(a)	Lessor or Similar Party	of Investments	Value

	Mutual funds:
	BlackRock	BlackRock Basic Value Fund	$46,166,661
	BlackRock	BlackRock Global Allocation Fund	20,391,636
	Goldman Sachs	Goldman Sachs Short Duration Government Fund	15,382,910
	Metropolitan	Metropolitan West Total Return Bond Fund	22,728,128
	T. Rowe Price	T. Rowe Price Growth Stock Fund	31,527,549
	Jennison	Prudential Jennison Small Company Fund	21,115,590
	Franklin Templeton	Templeton Foreign Fund	16,758,426
	American Funds	American EuroPacific Growth Fund	18,565,760
	Janus Funds	Perkins Small Cap Value Fund	28,537,738

	Collective trust funds:
	Wells Fargo	Wells Fargo Stable Return Fund C	54,828,926
	State Street Global Advisors	SSgA Russell Small Cap Fund	5,093,753
	Northern Trust	Northern Trust S&P 500 Fund	34,683,297

*	UniFirst Corporation	UniFirst Corporation common stock	11,854,829

*	Bank of America	Interest-bearing cash	1,785,306
			$329,420,509

*	Participant loans	Interest rates of 4.75% to 5.25%, secured by participant account balances	13,456,031
			$342,876,540

*     Represents a party-in-interest.

(d)  Cost is not applicable as all investments are directed by Plan participants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UniFirst Retirement Savings Plan

	By:	/s/ Steven S. Sintros
Steven S. Sintros, Trustee

Date: June 29, 2017